United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D
Under the Securities and Exchange Act of 1934

Waxman Industries, Inc.
(Name of Issuer)

Common Stock, $ .01 par value per share
Title of Class of Securities

944124304
(CUSIP Number)

Howard Amster, 23811 Chagrin Blvd., Suite 200
Beachwood, Ohio 44122-5525, (216) 595-1047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2004
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule
13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).




1	Name of Reporting Person		Howard Amster

2	If a member group		a)	/X/
b)       /   /

3	SEC Use only

4	Source of Funds			PF

5	Check if Disclosure

6	Citizenship		U.S.A.

Number of Shares	7	Sole Voting		230,000
Beneficially
Owned By Each	8	Shared Voting
Reporting Person
With			9	Sole Dispositive	230,000

			10	Shared Dispositive

11	Aggregate Amount Beneficially owned	306,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  30.5 %

14	Type of Reporting Person			IN


















1	Name of Reporting Person	Ramat Securities Ltd.

2	If a member group		a)	/ X/
b)        /   /

3	SEC Use only

4	Source of Funds		WC

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		76,000
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	76,000

11	Aggregate Amount Beneficially owned	76,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		7.6 %

14	Type of Reporting Person			BD


















1	Name of Reporting Person		David Zlatin

2	If a member group		a)	/X/
b)        /  /

3	SEC Use only

4	Source of Funds			WC of Ramat Securities Ltd.

5	Check if Disclosure

6	Citizenship		U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		76,000
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	76,000

11	Aggregate Amount Beneficially owned	76,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		7.6  %

14	Type of Reporting Person			IN


















Item	1.	Security and Issuer

Waxman Industries, Inc.
CUSIP Number 944124304

Waxman Industries, Inc.
24460 Aurora Road
Bedford Heights, Ohio 44146
(440) 439-1830


Item	2.	Identity and Background

a)	Howard Amster

b)	23811 Chagrin Blvd # 200, Beachwood, Ohio 44122-5525

c)	Present principal occupation- Real Estate Operator
	23811 Chagrin Blvd. # 200, Beachwood, Oh 44122-5525

d)	Howard Amster has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Howard Amster has not been party to any civil proceedings of a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.
















Item	2.	Identity and Background

Ramat Securities Ltd., 23811 Chagrin Blvd., # 200, Beachwood, Ohio 44122 Securities Firm

David Zlatin and Howard Amster are the unitholders of Ramat Securities Ltd., an Ohio Limited Liability Company. David Zlatin is a 17 % owner/principal of Ramat Securities Ltd. and has sole control of voting and dispositive power over all securities owned by Ramat Securities Ltd. While David Zlatin directly or indirectly does not beneficially own 5 % of Waxman Industries, Inc., because of such voting and dispositive power, he might be deemed a beneficial owner of the shares owned by Ramat Securities Ltd. Ramat Securities Ltd. has no beneficial interest in any of the shares of Waxman Industries, Inc. owned by Howard Amster, individually.

Howard Amster is an 83 % owner/principal of Ramat Securities Ltd., but, has no voting or dispositive power over any securities owned by Ramat Securities Ltd. By being an 83 % owner, however, Mr. Amster can be deemed a beneficial owner of all securities owned by Ramat Securities Ltd.


a)	Ramat Securities Ltd.

b)	23811 Chagrin Blvd., # 200, Beachwood, Ohio 44122-5525

c)	Broker/Dealer
	securities firm- 23811 Chagrin Blvd., # 200, Beachwood, Ohio 44122

d)	Neither the members or unitholders of Ramat Securities Ltd. have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the members or unitholders of Ramat Securities Ltd.
have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.










Item	2.	Identity and Background

a)	David Zlatin

b)	2562 Biscayne Blvd., Beachwood, Ohio 44122-1773

c)	Present principal occupation- Principal, Ramat Securities Ltd.,
	securities firm- 23811 Chagrin Blvd. # 200, Beachwood, Oh 44122-5525

d)	David Zlatin has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	David Zlatin has not been party to any civil proceedings of
a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.

Item	2.	Identity and Background

For information purposes only

William Costaras, a registered representative of Ramat Securities Ltd. is not an owner and accordingly, has no shared voting, no dispositive power, and no pecuniary interest in Registrant's common shares nor to any other securities owned by Ramat Securities Ltd. Mr. Costaras disclaims being a member of this group.
Mr. Costaras owns 20,400 Waxman Industries, Inc. or 2.0 % of the Registrant's common shares with sole voting and dispositive power over his shares. Ramat Securities Ltd. has no voting or dispositive power over Mr. Costaras's shares.












Item 	3.	Source and Amount of Funds or Other Consideration

Howard Amster in his own name and in his individual retirement account purchased all Waxman Industries, Inc. common stock with personal funds without borrowing. The total consideration for his purchases is $ 1,393,578.50.

Ramat Securities Ltd. purchased all Waxman Industries, Inc.
common stock with working capital without borrowing. The total consideration for its purchases is $ 468,455.00.


Item	4.	Purpose of Transaction

Howard Amster and Ramat Securities Ltd. each acquired
Waxman  Industries, Inc. common stock for purposes of investment.

There are no present plans or proposals by Howard Amster or Ramat Securities Ltd. as reported in this Schedule 13D which relates to or would result in the following:

a.	The acquisition by Howard Amster or Ramat Securities Ltd.
of additional securities of the issuer, or the disposition of securities of the issuer, however, Howard Amster or Ramat Securities Ltd.
might acquire additional shares or other securities of the issuer or dispose of some or all of their shares or other securities of the issuer depending upon market conditions and their respective personal circumstances;

b.	An extraordinary corporate transaction, such as a merger,
reorganization or liquidation, involving the issuer or any of its subsidiaries;

c.	A sale or transfer or a material amount of assets of the issuer or any of its subsidiaries;

d.	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board, however, Mr. Amster would consider accepting, if asked to serve, a board seat and would be willing to discuss board constituencies;




e.	Any material change in the present capitalization  or
dividend policy of the issuer;

f.	Any other material in the issuer's business or corporate structure;

g.	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h.	Causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.	Any action similar to any of those enumerated above.

Item	5.	Interest in Securities of the Issuer

The outstanding common stock of the issuer is 1,003,990 shares, according to the issuer's most current 10-Q Edgar filing on 2/2/04.

(a)(b)	The aggregate amount owned by Reporting Persons is
306,000 shares or 30.5 % of the outstanding shares.

Howard Amster in his own name and individual retirement account owns 230,000 or 22.9 % of the outstanding shares.

Ramat Securities Ltd. owns 76,000 shares or 7.6 % of the outstanding shares.














c) 	Description of Transactions

All trades executed on the OTC-Bulletin Board as open market transactions with Ramat Securities Ltd.



Identity		Date		Shares		Price
Howard Amster	02/06/04	5,000		6.695
			02/09/04        25,000		6.80
			03/19/04      200,000		5.94


Ramat Securities 	02/10/04       18,000		6.65416
Ltd.			03/19/04       50,000		5.94
			03/22/04         8,000		6.46


Item	6.	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer with any person except as set forth in items 2, 3, 5 above.



Item	7.	Material to be filed as exhibits.

		None















Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:		March 22, 2004


/s/
Howard Amster


/s/
Ramat Securities Ltd.
By:	David Zlatin
Title:	Principal



/s/
David Zlatin